Greenpro Capital Corp.

Compensation Committee Charter

I.	PURPOSE

The Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Greenpro Capital Corp. (the “Company”) through delegation from the Board, has principal responsibility to assist the Board with respect to compensation matters.

With respect to its compensation functions, the Committee’s purpose is to assist the Board with respect to compensation matters, including:

●	evaluating, recommending, approving and reviewing executive officer compensation arrangements, plans, policies and programs maintained by the Company;

●	administering the Company’s equity-based compensation plans and the Company’s annual bonus plan, whether adopted prior to or after the date of adoption of this charter (the “Charter”) (including issuance of stock options and other equity-based awards granted other than pursuant to a plan);

●	considering and making recommendations regarding non-employee director compensation; and

●	making recommendations to the Board regarding its remaining responsibilities relating to executive compensation.

This Charter sets forth the authority and responsibility of the Committee in fulfilling its purpose. Unless approval by the Committee is specifically required pursuant to this Charter or applicable law, the responsibility for overseeing and approving the Company’s compensation arrangements resides with the Company’s management. For the avoidance of doubt, any action that may or is to be taken by the Committee may, to the extent permitted by law or regulation, be taken directly by the Board in lieu of Committee action.

II.	MEMBERSHIP

The Committee will consist of two or more members of the Board, with the exact number determined from time to time by the Board. Each member of the Committee will:

●	be an “independent director” as defined under the applicable rules, regulations and listing requirements of the stock exchange upon which the Company’s securities are listed for trading (the “Exchange Rules”), except as may otherwise be permitted by the Exchange Rules;

●	be free from any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment as a Committee member; and

●	meet any other requirements imposed by applicable law, regulations or rules, including rules and regulations promulgated by the Securities and Exchange Commission (the “Commission Rules”), subject to any applicable exemptions and transition provisions.

All members of the Committee will be appointed by, and will serve at the discretion of, the Board. The members shall each serve until their respective terms as members of the Board shall expire, subject to earlier resignation or removal by the Board.

The Board may appoint a member of the Committee to serve as the chairperson of the Committee (the “Chair”); if the Board does not appoint a Chair, the Committee members may designate a Chair by their majority vote. The Chair will set the agenda for Committee meetings and conduct the proceedings of those meetings.

III.	RESPONSIBILITIES AND DUTIES

The principal responsibilities and duties of the Committee in serving the purposes outlined in Section I of this Charter are set forth below. These duties are set forth as a guide, with the understanding that the Committee will carry them out in a manner that is appropriate given the Company’s needs and circumstances. The Committee may supplement them as appropriate and may establish policies and procedures from time to time that it deems necessary or advisable in fulfilling its responsibilities.

With respect to its compensation functions, the Committee will:

1.	Annually review the Company’s overall compensation strategy, including base salary, incentive compensation and equity-based grants, to assure that it promotes stockholder interests and supports the Company’s strategic and tactical objectives, and that it provides for appropriate rewards and incentives for the Company’s management and employees, taking into account whether such rewards and incentives encourage undue or inappropriate risk taking by such personnel.

2.	Annually review and approve the factors to be considered in determining the compensation of the Chief Executive Officer (the “CEO”) of the Company and the Company’s other “executive officers” as defined under Rule 3b-7 and “officers” as defined under Rule 16a-1(f) promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”) (collectively with the CEO, the “Executive Officers”), and evaluate the performance of the CEO and Executive Officers in light of these factors. Based on this evaluation, including an evaluation of the Company’s performance, the Committee will have the authority, subject to any approval by the Board which the Committee or legal counsel determines to be desirable or is required by applicable law, the Commission Rules or the Exchange Rules, to make decisions (including any formal approvals) respecting (i) salary paid to the CEO and other Executive Officers, (ii) the grant of all cash-based incentive compensation and equity-based compensation to the CEO and other Executive Officers, (iii) the entering into or amendment or extension of any offer letter, employment contract or similar arrangement with the CEO and other Executive Officers, (iv) the entering into or amendment or extension of any CEO or other Executive Officer severance or change in control arrangements, and (v) any other CEO or other Executive Officer compensation matters; provided that the Committee may take account of the recommendations of the Board (or other members of the Board) with respect to CEO and other Executive Officer compensation. The Committee may also make similar compensation related decisions with respect to other employees of the Company if Board or Committee approval is required or desirable as determined by legal counsel. The Committee may take account of the recommendations of the CEO or the Chief Financial Officer (the “CFO”) of the Company with respect to other Executive Officers for each of the foregoing items. Neither the CEO nor the CFO may be present during voting or deliberations regarding his or her own compensation.

3.	Annually review and approve (or make recommendations to the Board with respect to the approval of) all equity-based incentive compensation plans and the Company’s annual bonus plan, or any amendments thereto, and the aggregate cash amounts and numbers of shares to be paid or reserved for issuance thereunder after taking into consideration the Company’s strategies with respect to cash-based and equity-based compensation.

4.	Review and approve policies and procedures relating to perquisites and expense accounts of the CEO and other Executive Officers.

5.	Administer and interpret the Company’s cash-based and equity-based compensation plans and agreements thereunder, and in that capacity:

●	approve equity awards to officers, employees or other service providers to the Company;

●	amend equity plans (subject to stockholder approval when required) as may be necessary or appropriate to carry out the Company’s compensation strategy;

●	determine whether awards that have performance-related criteria have been earned;

●	authorize the repurchase of shares from terminated employees pursuant to applicable law;

●	have the authority to correct any defect, supply any omission, or reconcile any inconsistency in any equity compensation plan, award, exercise agreement or other arrangement;

●	have the authority to, when appropriate, modify existing equity awards (with the consent of the grantees, if required) and approve authorized exceptions to provisions of the equity plans; and

●	administer any required or appropriate equity award timing policy.

6.	Meet with the CEO or CFO annually to discuss the incentive compensation programs to be in effect for the Executive Officers and other employees of the Company or any subsidiary for such fiscal year and the basis for evaluating the performance of the CEO, the other Executive Officers and employees thereunder.

7.	Recommend to the Board, for determination by the Board, the form and amount of cash-based and equity-based compensation to be paid or awarded to the Company’s non-employee directors, including compensation for service on the Board or on committees of the Board.

8.	Oversee the Company’s compliance with regulatory requirements associated with compensation of its directors, Executive Officers and other employees.

9.	Review with management the Company’s major compensation-related risk exposures and the steps management has taken, or should consider taking, to monitor or mitigate such exposures.

10.	Review and discuss the “Compensation Discussion and Analysis” and other compensation disclosure prepared in response to the requirements of Items 402(b) and (s) of Regulation S-K (or any successor disclosure items) if required pursuant to the Exchange Rules or the Commission Rules. Based on such review and discussion recommend to the Board whether such “Compensation Discussion and Analysis” and other compensation disclosure should be included in the Company’s annual report on Form 10-K, proxy statement, information statement, registrations statement or similar document. Prepare a report of the Committee on executive compensation to the Company’s stockholders for inclusion in the annual report or the proxy statement for the Company’s annual meeting in accordance with Item 407(e)(5) of Regulation S-K (or any successor disclosure item) so long as the Company is subject to the periodic reporting requirements of the Exchange Act and such disclosure is required pursuant to the Exchange Rules or the Commission Rules.

11.	Periodically review the Company’s procedures with respect to employee loans.

IV.	MEETINGS, ACTIONS WITHOUT A MEETING AND STAFF

The Committee will meet at such times and with such frequency as the Committee shall determinate as appropriate to meet its responsibilities. The Chair, in consultation with the other member(s) of the Committee will set the dates, times and places of such meetings. The Committee will report to the Board from time to time with respect to the activities of the Committee. A quorum of the Committee for the transaction of business will be a majority of its members. Meetings may be held via telephone or video conference. The Committee may also act by unanimous written consent in lieu of a meeting in accordance with the Company’s Bylaws. Subject to the requirements of this Charter, applicable law, the Exchange Rules and the Commission Rules,, the Committee and the Chair may invite any director, executive or employee of the Company, or such other person, as it deems appropriate in order to carry out its responsibilities, to attend and participate (in a non-voting capacity) in all or a portion of any Committee meeting. The Committee may exclude from all or a portion of its meetings any person it deems appropriate in order to carry out its responsibilities. The Chair will designate a secretary for each meeting, who need not be a member of the Committee. The secretary of the Company shall provide the Committee such staff support as it may require.

V.	MINUTES AND REPORTS

The Committee will maintain written minutes of its meetings and copies of its actions by written consent, and will cause such minutes and copies of written consents to be filed with the minutes of the meetings of the Board. The Chair will periodically report to the Board on the Committee’s deliberations and actions. The minutes of the Committee and actions by the unanimous written consent of the Committee members will be made available to the other members of the Board.

VI.	COMPENSATION CONSULTANTS

The Committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the Committee, other than in-house legal counsel, only after taking into consideration the following factors:

●	the provision of other services to the Company by the person that employs the compensation consultant, legal counsel or other adviser;

●	the amount of fees received from the Company by the person that employs the compensation consultant, legal counsel or other adviser, as a percentage of the total revenue of the person that employs the compensation consultant, legal counsel or other adviser;

●	the policies and procedures of the person that employs the compensation consultant, legal counsel or other adviser that are designed to prevent conflicts of interest;

●	any business or personal relationship of the compensation consultant, legal counsel or other adviser with a member of the Committee;

●	any stock of the Company owned by the compensation consultant, legal counsel or other adviser; and

●	any business or personal relationship of the compensation consultant, legal counsel, other adviser or the person employing the adviser with a member of senior management.

Notwithstanding the foregoing contained in Section VI above, the Committee is not required to conduct an independence assessment for a compensation adviser that acts in a role limited to the following activities for which no disclosure is required under Item 407(e)(3)(iii) of Regulation S-K promulgated by the SEC: (a) consulting on any broad-based plan that does not discriminate in scope, terms, or operation, in favor of executive officers or directors of the Company, and that is available generally to all salaried employees; and/or (b) providing information that either is not customized for the Company or that is customized based on parameters that are not developed by the adviser, and about which the adviser does not provide advice.

VII.	DELEGATION OF AUTHORITY

The Committee may from time to time, as it deems appropriate and to the extent permitted under applicable law, the Exchange Rules and the Commission Rules, and the Company’s Certificate of Incorporation and Bylaws, form and delegate authority to subcommittees and to the officers of the Company.

VIII.	COMPENSATION

Members of the Committee will receive such fees, if any, for their service as Committee members as may be determined by the Board, which may include additional compensation for the Chair. Such fees may include retainers or per meeting fees and will be paid in such form of consideration as is determined by the Board in accordance with applicable law, the Exchange Rules and the Commission Rules.

IX.	REVIEW OF COMMITTEE COMPOSITION, PERFORMANCE AND CHARTER

The Committee will evaluate the Committee’s composition and performance on an annual basis and submit a report to the Board. The Committee will also review and reassess the adequacy of this Charter, the Code of Conduct for employees and directors, and the Corporate Governance Guidelines at least annually, and recommend to the Board any changes the Committee determines are appropriate.

Adopted: March 17, 2017